51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation (“Argentex” or the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

October 16, 2013

Item 3	News Release

A News release was disseminated through Marketwire on October 17, 2013. A copy of the news release disseminated on October 17, 2013 is attached to this material change report.

Item 4	Summary of Material Change

Partial conversion (US$350,000) of the outstanding principal amount of the US$2.3 million convertible debenture issued July 2, 2013 to Austral Gold Argentina S.A. In the partial conversion, which was effected October 16, 2013 at a conversion price of US$0.274163 per Unit, Argentex issued 1,276,613 Units, consisting of 1,276,613 common shares and 638,307 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture is US$650,000.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

Partial conversion (US$350,000) of the outstanding principal amount of the US$2.3 million convertible debenture issued July 2, 2013 to Austral Gold Argentina S.A. In the partial conversion, which was effected October 16, 2013 at a conversion price of US$0.274163 per Unit, Argentex issued 1,276,613 Units, consisting of 1,276,613 common shares and 638,307 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018. After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture is US$650,000.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Jeff Finkelstein, CFO & Treasurer
Tel: (604) 568-2496

Item 9	Date of Report

October 17, 2013